NYFIX, Inc.
100 Wall Street
New York, NY 10005
February 4, 2010
VIA EDGAR
The Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	NYFIX, Inc. Registration Number 333-102493 Request for Withdrawal of Registration Statement on Form S-3
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NYFIX, Inc. (the “Company”) hereby applies for withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, originally filed with the U.S. Securities and Exchange Commission on January 13, 2003 (Registration No. 333-102493) (the “Registration Statement”). The Company’s CIK Code is 0000099047, and the Accession No. of the Registration Statement is 0000921895-03-000021.
     The Company does not intend to conduct the offering of securities contemplated in the Registration Statement because it has been acquired by NYSE Technologies, Inc. The Registration Statement has not been declared effective, and no securities have been or will be issued or sold under the Registration Statement.
     This letter confirms that, pursuant to Rule 477 of the Securities Act, the Registration Statement is hereby withdrawn. If you have any questions regarding this matter, please contact the undersigned at (212) 656-2039.

Very truly yours, NYFIX, INC.
By:	/s/ Janet M. Kissane
Janet M. Kissane
Vice President and Secretary